Mail Stop 6010



	February 3, 2006


Bruce Velestuk
President
Fairview Energy Corporation, Inc.
585 Milsom Wynd
Delta, British Columbia
Canada V4M 2T6

Re:	Fairview Energy Corporation, Inc.
	Registration Statement on Form SB-2
      Filed January 9, 2006
	File No. 333-130906

Dear Mr. Velestuk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table

1. Provide references to the specific provisions of Rule 457 on which you rely.

Summary, page 5

2. Please clarify in your summary and throughout your prospectus whether you intend to build one hydroelectric project or multiple projects and clarify whether the estimated costs discussed in the fifth paragraph are for one project or for multiple projects.

Risk Factors, page 7

3. We note that you may raise additional funds through the sale of your common stock. Please expand your risk factor disclosure to discuss the potential dilutive effects that could be presented to your existing shareholders from future sales of your equity.

4. We note from your disclosure on page 17 that Mr. Velestuk has been the registered proponent for two run-of-river projects, and it appears that Mr. Velestuk continues to work as a management system consultant and ISO 9001 auditor. Please describe any material risks to your investors that may result if Mr. Velestuk has other business interests, or is not able or willing to devote a sufficient amount of time to your business operations. Also, please indicate any conflicts of interest that may arise from Mr. Velestuk`s involvement in the other hydro-electric projects.

5. We note the discussion of certain risks associated with your business under "Power Purchase Agreement" and Competitive Business Conditions" on page 23 and under "Government Approvals and Environmental Laws" on page 24. Please expand your risk factor disclosure to include such risks.

If we are unable to hire and retain..., page 8

6. Please expand your risk factor to clarify, if true, that you have no employees.

Because there are certain risks inherent in hydro-electric development..., page 8

7. Please expand your risk factor disclosure to more fully describe the "certain risks" inherent in hydro-electric development.

If we are not able to meet the assessment requirements..., page 8

8. Please indicate how long it would take to conduct hearings and public consultations, and to secure the approval of First Nation.
Also clarify here, or in another appropriate location in your prospectus, the identity of First Nation.

Selling Shareholders, page 10

9. Please indicate the price paid for each share by your selling shareholders in the private placements mentioned in the first paragraph.

10. We note your disclosure regarding the relationships amongst your shareholders following the table. Please tell us whether any similar relationships exist among Bruce Velestuk and Herb Tait or Russell
Fitton.  Please revise as appropriate.

Biographical Information, page 17

11. Please clarify whether the two run-of-river projects for which Mr. Velestuk is the registered owner are projects of Fairview Energy or of another entity. If other entities own those projects, please indicate the names of those entities and whether they are publicly or privately owned.

Security Ownership of Certain Beneficial Owners and Management,
page
18

12. Given the family relationship of each of the shareholders identified in the footnotes to the selling shareholder table on page
13 with Bruce Velestuk, please indicate in your response letter whether Mr. Velustuk shares any voting or dispositive power over the shares held by such shareholders or otherwise implicitly controls such shares by virtue of such relationships.

Description of Business, page 20

13. If your projects may be located in remote locations, please indicate the feasibility of interconnecting to the main power grid and describe who bears the costs of construction, maintenance and operation of the interconnection facilities and power lines.

14. We note that Phase 4 of a project requires the building and commissioning of the project. Please indicate the general availability in the market of the equipment, etc., that would be required to build your project.

15. Please briefly indicate who would operate and maintain your project once it is completed.

Management`s Discussion and Analysis
Plan of Operations, page 25

16. Please expand to make prominent disclosure about the going concern issue, including detailed disclosure about management`s plan to continue the business as a going concern. Clarify how you will fund your annual operating expenses estimated at more than 6 times the costs you have incurred since inception, as reported in your financial statements. Please refer to Section 607.2 to the Codification of Financial Reporting Releases.

17. Please discuss the reasons why you are incurring costs estimated at $17,874 (page 31) to register shares for sale which will produce no additional funding for the company. Please explain why you are incurring this cost when you have limited funding and your business may not be able to continue. Please clarify this represents a significant benefit to those affiliated with Mr. Velestuk who hold a significant portion of the shares to be registered and will receive a significant benefit from the registration.

Financial Statements

18. Please update the financial statements when required by Item
310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 30

19. We see your report is dated November 31, but there are only 30 days in November. Please revise the date of your report here and in the consent.

Balance Sheet, page 31

20. Please clarify by presenting accrued liabilities separately from accounts payable, due to the differences in nature and timing of these obligations. In the statement of cash flows we see the only cash payments were for the office and sundry expenses, and that there have been no cash flows for your accounting and audit fees and for your legal fees. Unpaid professional fees are reported as accounts payable. If you have no accrued liabilities, please revise to caption this line item accounts payable.

21. As a related matter, significant amounts owed to your auditor may result in lack of independence in appearance or in fact. Please tell us the periods to which the fees apply, when and how the fees were paid, and what remains unpaid as of a current date.

22. Please clarify these statements by presenting donated capital as part of paid-in capital, rather than as a separate account. This comment also applies to the statement of stockholders` equity.

Statement of Stockholders` Equity, page 33

23. Please revise to present separately each individual issuance of shares, rather than grouping the issuances by price. Please see the requirement for detailed reporting in paragraph 11d of SFAS 7.

--  Going Concern, page 35

24. Please expand to provide a reasonably detailed discussion of management`s plan to continue the business as a going concern. For example, most of your cash on hand will be required to pay the costs of this registration statement, and so will not be available to fund future operations. Please refer to Section 341 to the Codification of Auditing Standards, and also to Section 607.2 to the Codification of Financial Reporting Releases.

-- Stock Based Compensation, page 37

25. Please revise the second paragraph to clarify that no options have yet been issued; and that the accounting described is for future periods and has not yet been applied due to the absence of transactions. Please clarify here that you have not yet recorded any stock-based compensation.

Note 4  Related Party Transactions, page 39

26. Under (a), we note that the advance from your principal shareholder are noninterest bearing. Please revise to accrue interest on the advance as required by SAB Topic 1.B.1.

27. Under (b) you refer to agreement by "both" parties, but there are no parties to the rent transaction other than Mr. Velestuk.
Please
expand and clarify your disclosures. For guidance, please see paragraph 3 of FAS 57.

Undertakings, part II
28. Please update your undertakings to reflect those required by Item
512 of Regulation S-B after December 1, 2005.

Exhibits

Consent of Independent Registered Public Accounting Firm, Exhibit
23

29. Please present a new consent in any amendment. For guidance please see Item 601(b)(23) of Regulation S-B.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeanne Bennett at (202) 551-3606, or Brian Cascio at (202) 551-3676, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with questions regarding our comments on any other part of your filing.

      Sincerely,



							Perry Hindin
							Special Counsel

cc:	via facsimile
	Bruce Velestuk
	(F) 604.943.5209




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Bruce Velestuk
Fairview Energy Corporation, Inc.
February 3, 2006
Page 1